UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL



Date of Request: January 10, 2006

                                  WINMARK, INC.
                       ---------------------------------

             Nevada                                            58-2679116
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(State or other jurisdiction of                       (IRS Employer I.D. Number)
 incorporation or organization)

    116  East 3rd Street, Suite 212,         Moscow        Idaho         83843
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(Address of principal executive offices)     (City)        (State)       (Zip)

                                  208-596-6500
                         -------------------------------
                         (Registrant's Telephone Number)

Securities Act registration statement file number to which this form relates:
333-112163

ITEM 1.  Withdrawal of Registration Statement.

On May 11, 2004, Winmark, Inc., a Nevada corporation, originally filed a Registration Statement on Form SB-2, File No. 333-112163, with the Securities and Exchange Commission. The Board of Directors of Winmark, Inc. has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-112163, to be refiled at such time it completes its fiscal 2005 audit. None of the shares being offered pursuant to the registration statement have been offered or sold.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Moscow, State of Idaho, on the 10th day of January 2005.

                                                    Winmark, Inc.

                                                    By:/s/ Mark Winstein
                                                    ----------------------------
                                                    Mark Winstein, President